EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Magellan Midstream Partners, L.P. for the registration of debt securities and common units representing limited partner interests and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements of Magellan Midstream Partners, L.P., Magellan Midstream Partners, L.P.’s management’s assessment of internal control over financial reporting, the effectiveness of internal control over financial reporting of Magellan Midstream Partners, L.P., and with respect to the consolidated balance sheets of Magellan GP, LLC, included in Magellan Midstream Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

August 31, 2006